Exhibit 99.1

CollPlant Reports Third Quarter 2019 Financial Results and

Provides Business Update

Rehovot, November 29, 2019, CollPlant (NASDAQ:CLGN), a regenerative medicine company, today announced financial results for the third quarter ended September 30, 2019 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-IFRS (non-GAAP) Measures” below.

CollPlant reported revenues of $679,000 for the third quarter of 2019, an increase of 203% compared to $224,000 in the third quarter of 2018. The Company ended the third quarter of 2019 with $5.7 million in cash and cash equivalents. Operating loss for the three months ended September 30, 2019 was $1.7 million, an increase of 8% compared to an operating loss of $1.5 million in the third quarter of 2018. Comprehensive loss for the third quarter of 2019 was $3.2 million, or $0.69 per share on a GAAP basis, or adjusted comprehensive loss of $1.9 million or $0.41 per share, on a non-GAAP basis.

“Significant developments during the third quarter of 2019 included our progress in the development of a 3D bioprinted implant for the regeneration of breast tissue, and our $5.5 million financing round which included new investors who have deep expertise in 3D printing,” said Yehiel Tal, CollPlant’s Chief Executive Officer. “We are expanding our product pipeline for the medical aesthetics market since we believe our proprietary plant-based rhCollagen enables superior treatments in this healthcare segment. Our dermal fillers combine rhCollagen with hyaluronic acid to treat wrinkles and regenerate youthful skin. We believe our 3D bioprinted implants for breast regeneration are a revolutionary alternative that enables the body to regenerate its own breast tissue. Both of these technologies have led to strong interest from leading companies in the medical aesthetics field.”

“Our largest investor, Ami Sagi increased his stake in CollPlant through the $5.5 million financing we closed in September 2019. In this round, we were pleased to welcome new U.S. investors, 3D printing executives, who recognize CollPlant’s ability to translate its breakthrough rhCollagen technology to a differentiated product pipeline that is seeking to address the multi-billion potential of the regenerative medicine market” stated Mr. Tal.

“We continue to work with United Therapeutics Corporation (NASDAQ: UTHR) which is using our rhCollagen-based BioInk for 3D bioprint lung scaffolds. This collaboration is intended to eventually yield a manufacturing process that will enable an unlimited supply of transplantable lungs for patients with serious medical conditions,” Mr. Tal added.

“As an industry-leading innovator, we were invited to deliver a poster presentation on our “rhCollagen as a flexible BioInk platform for 3D bioprinting” at the International Conference on Biofabrication in October. I also had the honor of being appointed to serve on the International Society for Biofabrication’s Industry Relations Committee, through which I am working with others who are shaping and advancing this promising field of regenerative medicine,” Mr. Tal concluded. “A growing number of large multinational healthcare companies are interested in collaborating with CollPlant for 3D bioprinting of tissues. We look forward to achieving more significant milestones in 2020.”

Third Quarter 2019 Financial Results on IFRS basis (“GAAP”)

Revenues for the three months ended September 30, 2019 increased by 203% to $679,000, compared to $224,000 in the third quarter of 2018. Revenues were derived mainly from CollPlant’s BioInk for the development of 3D bioprinting of tissues and life savings organs.

The Company’s gross profit for the three months ended September 30, 2019 decreased by 64% to $53,000 compared to $148,000 in the third quarter of 2018.

Total operating costs and expenses for the three months ended September 30, 2019 were $1.7 million, which reflects a slight increase from $1.7 million in the three months ended September 30, 2018. Operating loss for the three months ended September 30, 2019 was $1.7 million, an increase of 8% compared to an operating loss of $1.5 million in the third quarter of 2018.

Financial expense, net for the three months ended September 30, 2019 was $1.6 million compared to financial income, net of $209,000 in the third quarter of 2018. The increase of approximately $1.8 million is mainly due to non-cash re-evaluation expenses of $1.5 million, calculated according to the Black-Scholes formula, of CollPlant’s warrants and anti-dilution derivatives.

Comprehensive loss for the third quarter of 2019 was $3.2 million, or $0.69 per share, compared to a comprehensive loss of $1.3 million, or $0.29 per share, for the third quarter of 2018. The increase is mainly due to non-cash re-evaluation expenses of $1.5 million, calculated according to the Black-Scholes formula, of CollPlant’s warrants and anti-dilution derivatives.

Cash used in operating activities during the nine months ended September 30, 2019, was $3.7 million compared to $4.4 million in the nine months ended September 30, 2018. As of September 30, 2019, cash and cash equivalents totaled $5.7 million.

Cash used in investing activities during the nine months ended September 30, 2019, was $1.0 million compared to $743,000 in the nine months ended September 30, 2018. The increase is mainly attributable to the establishment of CollPlant’s new R&D center and headquarters in Rehovot, Israel and investment in its production facility.

On August 30, 2019, the Company entered into convertible loan agreements providing for initial funding of $5.5 million, which on October 27 2019 following shareholders’ approval, automatically converted into an aggregate of 1,375,000 American Depositary Shares (ADSs) of the Company.

The Company’s equity as of September 30, 2019, as adjusted to give effect to the conversion of the convertible loans into ADSs following shareholder approval on October 27, 2019, was approximately $3.9 million.

Third Quarter 2019 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the third quarter of 2019 were $1.8 million, compared to $1.5 million for the third quarter of 2018. The comprehensive loss for the third quarter of 2019 was $1.9 million, or $0.41 per share, compared to $1.3 million, or $0.29 per share, for the third quarter of 2018. Non-GAAP measures exclude certain non-cash expenses.

The table on page 8 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash net expense in the amount of $1.3 million, mainly with respect to change in fair value of financial instruments.

Use of Non-IFRS (“non-GAAP”) Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the Share Purchase Agreement, remeasurement of liability to the IIA, change in fair value of financial instruments, and share-based compensation to employees, directors and consultants. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 8 in this press release. This accompanying table on page 8 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the nine months ended September 30, 2019 are presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
	U.S. dollars in thousands, except per share data
Revenue	1,879	631	679	224
Cost of Revenue	1,484	168	626	76
Gross Profit	395	463	53	148

Operating costs and expenses:
Research and development expenses, net:	2,725	2,869	1,053	937
General, administrative and marketing expenses	2,467	2,600	653	741
Total operating costs and expenses:	5,192	5,469	1,706	1,678
Operating loss	4,797	5,006	1,653	1,530
Financial income	-	(19)	-	(106)
Financial expenses	1,691	74	1,454	6
Exchange differences	281	(98)	104	(109)
Financial expenses (income), net	1,972	(43)	1,558	(209)
Loss for the period	6,769	4,963	3,211	1,321
Other comprehensive loss:
Currency translation differences	-	291	-	(22)
Total comprehensive loss for the period	6,769	5,254	3,211	1,299
Basic and diluted loss per ordinary share*	1.45	1.16	0.69	0.29
Weighted average ordinary shares outstanding*	4,661,204	4,291,022	4,661,874	4,592,995

*	After reverse split

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	September 30,	December 31,
	2019	2018
	U.S. dollars in thousands
Assets
Current assets:
Cash and cash equivalents	5,741	5,354
Accounts receivables:
Trade receivables	227	516
Other	323	334
Restricted deposit	11	154
Inventory	792	814
	7,094	7,172
Non-current assets:
Restricted deposit	167	155
Long term-receivables	-	18
Right-of-use assets	3,110	-
Property and equipment, net	2,191	1,407
Intangible assets, net	304	340
	5,772	1,920
TOTAL ASSETS	12,866	9,092

Liabilities and equity
Current liabilities
Loan	18	22
Accounts payable:
Trade payables	766	622
Accrued liabilities and other	817	631
Derivatives	1,794	-
Operating lease liabilities	610	-
Contract liabilities	1,110	970
	5,115	2,245
Non-current liabilities
Convertible loan	5,437	-
Warrants at fair value	498	649
Derivatives	-	97
Royalties to the Israel Innovation Authority	147	316
Loan	12	22
Operating lease liabilities	2,977	-
Contract liabilities	52	980
	9,123	2,064
Total liabilities	14,238	4,309

Commitments and contingent liabilities	-	-

Equity (capital deficiency):
Ordinary shares	1,583	1,580
Additional paid in capital and warrants	54,767	54,758
Currency translation differences	(1,008)	(1,008)
Accumulated deficit	(56,714)	(50,547)
TOTAL EQUITY (CAPITAL DEFICIENCY)*:	(1,372)	4,783
TOTAL LIABILITIES AND EQUITY	12,866	9,092

*	The Company’s equity as of September 30, 2019, as adjusted to give effect to the conversion of the convertible loans into ADSs following shareholder approval on October 27, 2019, was approximately $3.9 million.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine months ended September 30,
	2019	2018
	U.S. dollars in thousands
Cash flows used in operating activities:
Loss for the period	(6,769)	(4,963)
Adjustments for:
Depreciation and amortization	808	281
Share-based compensation to employees, directors and consultants	607	825
Exchange differences on cash and cash equivalents	(50)	(89)
Change in fair value of financial instruments	1,543	582
Exchange differences on lease liabilities	437	-
Exchange differences on restricted cash	(14)	-
	(3,438)	(3,364)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	289	(173)
Decrease (increase) in inventory	22	(631)
Decrease (increase) in other receivables (including long-term receivables)	(1)	45
Increase (decrease) in trade payables (including long-term payables)	127	(300)
Increase in accrued liabilities and other payables	232	30
Decrease in contract liabilities (including long-term contract liabilities)	(788)	-
Decrease in royalties to the IIA, including short term royalties	(170)	(25)
	(289)	(1,054)
Net cash used in operating activities	(3,727)	(4,418)

Cash flows from investing activities:
Restricted deposits	145	-
Purchase of property and equipment	(1,184)	(743)
Proceeds from sale of property and equipment	30	-
Net cash used in investing activities	(1,009)	(743)
Cash flows from financing activities:
Proceeds from issuance of shares, warrants and convertible loan, less issuance expenses	5,440	2,844
Loan received	-	60
Loan paid	(14)	(6)
Principal elements of lease payments	(360)	(54)
Exercise of options into shares	7	-
Net cash provided by (used in) financing activities	5,073	2,844
Decrease in cash and cash equivalents	337	(2,317)
Cash and cash equivalents at the beginning of the period	5,354	5,139
Impact of exchange rate changes on cash and cash equivalents	50	(219)
Cash and cash equivalents at the end of the period	5,741	2,603
Appendix to the statement of cash flows
Non-cash investing activities:
Conversion of debentures and pre-paid warrants	-	3,739

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2019	2018	2019	2018
	USD in thousands

GAAP gross profit	395	463	53	148

GAAP operating costs and expenses:	5,192	5,469	1,706	1,678
Fair market value attributed to services received through the Alpha Agreement	-	442	-	-
Remeasurement of liability to the IIA	(182)	-	(57)	-
Share-based compensation to employees, directors and consultants	607	825	11	218
Non-GAAP operating costs and expenses:	4,767	4,202	1,752	1,460

Non-GAAP operating loss	4,372	3,739	1,699	1,312

GAAP operating loss	4,797	5,006	1,653	1,530

GAAP Comprehensive loss	6,769	4,963	3,211	1,321
Fair market value attributed to services received through the Alpha Agreement	-	442	-	-
Remeasurement of liability to the IIA	(182)	-	(57)	-
Change in fair value of financial instruments	1,475	55	1,367	(235)
Share-based compensation to employees, directors and consultants	607	825	11	218
Non-GAAP Comprehensive loss	4,869	3,641	1,890	1,338
GAAP Basic and diluted loss per ordinary share (USD)	1.45	1.16	0.69	0.29
Non-GAAP Basic and diluted loss per ordinary share (USD)	1.04	0.85	0.41	0.29